SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 8, 2002

Instrumentarium Corporation
(Translation of Registrant's Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Press Release dated May 8, 2002: Instrumentarium announces expiration of Hart-Scott-Rodino waiting period for proposed acquisition of Spacelabs Medical, Inc.

INSTRUMENTARIUM ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITINGPERIOD FOR PROPOSED ACQUISITION OF SPACELABS MEDICAL, INC.

Instrumentarium (Nasdaq: INMRY), a leading global medical technology company, today announced that the Federal Trade Commission has completed its review of the Company's proposed acquisition of Spacelabs Medical Inc. "Spacelabs", under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and has allowed the waiting period to expire without further action. The Hart-Scott-Rodino Act requires parties to acquisitions above $50 million to notify the Federal Trade Commission and the Antitrust Division of the Department of Justice in advance of the acquisition, and to observe a waiting period, during which one of the antitrust agencies will examine the transaction for potential anticompetitive effects.

"We are pleased that the Federal Trade Commission will allow this transaction to proceed without challenge," said Olli Riikkala President and Chief Executive Officer. On March 22, 2002, Instrumentarium announced a definitive merger agreement with Spacelabs to acquire all of the outstanding common stock of Spacelabs, paying 14.25 in cash per share. The agreement has been unanimously approved by the boards of directors of both companies. The agreement is still subject to Spacelabs' stockholder approval, other regulatory approvals and other closing conditions, and is expected to be completed in or before July 2002.

About Instrumentarium
Instrumentarium Corporation is a leading international medical technology company, operating in Anesthesia and Critical Care (Datex-Ohmeda and Deio), Medical Equipment and Optical Retail. In 2001 Instrumentarium had sales of EUR 1,025 million ($ 920 million) and employed approximately 5,300 professionals worldwide. Instrumentarium is listed on the Helsinki Exchanges (INS1V.HE) with ADRs listed on the Nasdaq (INMRY). See also www.instrumentarium.com and www.datex-ohmeda.com.

About Spacelabs
Spacelabs is a leading provider of integrated healthcare information systems and instrumentation with a strategic focus on wireless, telemedicine and Internet solutions for healthcare. Spacelabs provides a full range of patient monitoring products and information systems for use in all areas of the hospital. See also www.spacelabs.com.

This new release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 with respect to the proposed acquisition of Spacelabs by Instrumentarium. These statements include statements regarding future growth and the anticipated closing date of the transaction. There is no assurance that any transaction will close. All statements other than statements of historical or current facts regarding future plans, events and prospects are forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "are expected to," "will," "will continue," "should," "would," "seeks," "could," "estimates," "intends," "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Certain factors that could cause actual results to differ materially from expected include delays in completing the transaction, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Instrumentarium and Spacelabs are engaged, changes in the securities markets and changes in the medical device industry. As such, forward-looking statements involve risk and uncertainty because they relate to future events and depend on circumstances that will occur in the future.

Instrumentarium does not undertake, and specifically disclaims, any obligation to release publicly the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

INSTRUMENTARIUM CORPORATION

Matti Salmivuori Juhani Lassila

Distribution:
The Helsinki Exchanges
Media

Further information:
Sean Donovan, Director, Investor Relations, tel. +358 10 394 3645
Richard Atkin, President and CEO, Datex-Ohmeda North-America, tel. +1608 221 1551, ext 3129

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: May 8, 2002

By: ______________________
Matti Salmivuori
Chief Executive Officer

Date: May 8, 2002

By: ______________________
Juhani Lassila
Group Treasurer